[Loeb & Loeb LLP Letterhead]

February 26, 2007

Jeffrey P. Reidler, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 6010

Re:	China BioPharma, Inc. (the “Company”) Form SB-2 Registration Statement File No. 333-140133

Dear Mr. Reidler:

This letter is in response to questions from a phone conversation with Mr. Michael Reedich and Ms. Song Brandon of the Securities and Exchange Commission (the “Commission”), on February 22, 2007 with respect to the above-captioned Registration Statement on Form SB-2 filed by the Company.

The Commission has requested that the Company respond to the following questions.

1)  How did the Company determine the number of shares beneficially owned by Mr. Peter Wang, Chief Executive Officer of the Company?

Mr. Wang beneficially owns 26,205,530 shares of common stock of the Company of which 2,347,516 shares are owned personally, 3,976,336 shares are held by MAC Wireless/PW LLC which is 80% owned by Mr. Wang and for which Mr. Wang has voting and dispositive power, 1,325,469 shares held by Hangzhou Joray Electronics Co. Ltd. which is 50% owned by Mr. Wang and for which Mr. Wang has voting and dispositive power and 18,556,209 shares are held by PZW Family LLP which is 20% owned by Mr. Wang and for which Mr. Wang has voting and dispositive power.

2)  What affiliates of the Company have an ownership interest in Pacific Century Fund LLC (“Pacific Century”)? Who has voting and dispositive power of Pacific Century? Why have the shares held by Pacific Century not been attributed to Peter Wang's ownership?

Mr. Wang, Ya Li, the Company’s Chief Financial Officer, and Wind Chen, the Company’s Chief Operating Officer, are each members of Pacific Century owning a 28.38%, 30.38% and 3.77% equity interest. Pacific Century is managed by George Ji, its managing member. Mr. Ji has all voting and dispositive power over the 15,836,112 shares of the Company held by Pacific Century. No member of Pacific Century other than the managing member has the power to vote or dispose of any shares owned by Pacific Century, including shares of the Company. As a result, no shares of Pacific Century are deemed to be beneficially owned by Mr. Wang and such number has not been included in the Company’s disclosure regarding his equity ownership interest.

3)  What affiliation, if any, does UTStarcom, Inc. (“UTStarcom”) or SB China Holdings PTE Ltd. (“SB China”) have with the Company? Does any affiliate of the Company have any voting or dispositive power over the shares of the Company held by UTStarcom or SB China?

Neither UTStarcom nor SB China controls, is controlled by or is under common control with the Company. The Company believes, therefore, that neither UTStarcom nor SB China is or should be deemed to be an affiliate of the Company for purposes of the Securities Act of 1933, as amended. UTStarcom and SB China were the original investors of China Quantum Communication Limited, the Company’s predecessor. Mr. Wang was the founder of, but is no longer affiliated with, UTStarcom. No affiliate of the Company has any voting or dispositive power over shares of the Company held by either UTStarcom or SB China, as a result, no affiliate has beneficial ownership of the 11,928,935 shares of the Company held by UTStarcom or the 11,928,935 shares of the Company held by SB China.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated. If you have further questions please feel free to contact either the undersigned at (212) 407-4097 or Mitch Nussbaum at (212) 407-4159. Thank you.

Sincerely,

/s/ Angela M. Dowd
Angela M. Dowd
Loeb & Loeb LLP

cc: Peter Wang, China BioPharma, Inc.